[redacted]

12014327

COMMISSION
J549

CW

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 52361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FARMERS FINANCIAL SOLUTIONS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30801 AGOURA ROAD, BUILDING 1
(No. and Street)

AGOURA HILLS, CALIFORNIA 91301
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN MURAMOTO (818)584-0209
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS, LLC
(Name – *if individual, state last, first, middle name*)

350 SOUTH GRAND AVENUE, LOS ANGELES, CALIFORNIA 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW
4/3

OATH OR AFFIRMATION

I, STEVEN MURAMOTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FARMERS FINANCIAL SOLUTIONS, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

AZIE A. AVANIAN
Commission # 1803883
Notary Public - California
Los Angeles County
My Comm. Expires Jun 25, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Farmers Financial Solutions, LLC

(A wholly owned subsidiary of FFS Holding, LLC)

December 31, 2011

pwc

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
December 31, 2011

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los-Angeles

Subscribed and sworn to (or affirmed) before me on this 27th (Date) day of February (Month), 2012 (Year), by

(1) Steven A. Muramoto (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

AZIE A. AVANIAN
Commission # 1803883
Notary Public - California
Los Angeles County
My Comm. Expires Jun 25, 2012

Place Notary Seal Above

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Farmers Financial Solutions, LLC

(A wholly owned subsidiary of FFS Holding, LLC)

Statement of Financial Condition

December 31, 2011

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Board of Directors and Member of Famers Financial Solutions, LLC:

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Farmers Financial Solutions, LLC (a wholly owned subsidiary of FFS Holdings, LLC) (the "Company")at December 31,2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, 350 S. Grand Avenue, Los Angeles, California 90071
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	5,486,611
Commissions and fees receivable		1,040,610
Total assets	$	6,527,221
Liabilities and Member's Capital		
Liabilities		
Commissions payable	$	932,291
Payable to FFS Holding, LLC		696,885
Total liabilities		1,629,176
Member's capital		
Common Stock		1,000,000
Additional paid in capital		3,000,000
Retained earnings		898,045
Total member's capital		4,898,045
Total liabilities and member's capital	$	6,527,221

1. Organization

Background
Farmers Financial Solutions, LLC (the "Company"), a Nevada limited liability company formed on December 21, 1999, is a wholly owned subsidiary of FFS Holding, LLC (the "Parent"). The Parent, in turn, is a wholly owned subsidiary of Mid-Century Insurance Company ("Mid-Century"), which is one of the Farmers Property and Casualty Companies (the "Farmers P&C Companies"), which is comprised of Farmers Insurance Exchange ("FIE"), Fire Insurance Exchange ("Fire"), Truck Insurance Exchange ("Truck"), their respective insurance subsidiaries, Farmers Texas County Mutual Insurance Company, Foremost County Mutual Insurance Company, Foremost Lloyds of Texas, and Farmers Reinsurance Company ("Farmers Re"). The Farmers P&C Companies' policies are marketed through its contracted agency force utilizing its trade name and logo, Farmers Insurance Group of Companies®.

Farmers Group, Inc. ("FGI") is an insurance holding company that provides management services, either directly or indirectly through wholly owned subsidiaries, as attorney-in-fact for certain members of the Farmers P&C Companies. Except for Farmers Re, the members of the Farmers P&C Companies are not owned in whole or in part by FGI. FGI is owned by Zurich Financial Services ("Zurich"), a Swiss company headquartered in Zurich.

Nature of Operations
The Company functions as the broker-dealer for the contracted agency force shared by Farmers New World Life ("Farmers Life"), a wholly owned subsidiary of FGI, and the Farmers P&C Companies. The Company is the distributor of variable annuity contracts and variable life insurance contracts issued by Farmers Life and mutual funds and 529 savings plans sponsored by nonaffiliates.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). In the normal course of business, the Company's customer activities involve the introduction or transmittal of customers' applications and funds to product sponsors for execution and settlement. The Company does not hold or maintain funds or securities or provide clearing services for customers or other broker-dealer(s). The Company does not refer or introduce customers to other brokers and dealers.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents
Cash equivalents consist of funds invested in money market accounts and in other investments with maturities not exceeding three months.

At December 31, 2011, an amount of $4,362,101 was invested in a money market fund, the Blackrock Liquidity TempFund Institutional Money Market Fund. This investment is classified as a Level 1 asset.

Securities Transactions
All securities transactions for the account of the Company and its customers are executed and cleared by other broker-dealers. Commission revenue and expenses on the sale of variable annuities and securities for the Company's customers are recorded on a trade-date basis. Commission revenue and expenses on the sale of variable life insurance are recorded when the policy is issued. Mutual fund distribution fees are recorded as earned on an accrual basis.

Income Taxes
The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the year ended December 31, 2011, the Company has provided for income taxes as if it were a stand-alone taxpayer. However, because the Company is not required to settle any tax liability, benefit or credit resulting from its separate tax position with the Parent, all tax liabilities or recoverables accrued by the Company are deemed settled by way of a capital contribution or capital distribution by or to the Parent. For the year ended December 31, 2011, the Company recorded a capital distribution in the amount of $165,228 related to the current year tax benefit. There were no deferred tax assets or liabilities as of December 31, 2011. There was no state income tax as the Company is owned by an insurance company which does not pay state taxes.

Fair value of Financial Assets and Financial Liabilities
The carrying value of cash and cash equivalents, receivables and payables approximate their fair values owing to the short term nature of these balances.

3. Transactions with Affiliates and FGI

The Company has entered into an Administrative Service and Expense Sharing Agreement (the "Agreement") with the Parent dated November 27, 2003. The Company reimburses the Parent for costs incurred by the Parent to provide management and administrative services. Total expenses charged to the Company were $8,206,245 for the year ended December 31, 2011, which are reflected in the accompanying statement of operations. The Parent accounts for the operating expenses incurred by the Company and then allocates them based on the time allocation estimated by management. At December 31, 2011, the Company had accounts payable with FFS Holding LLC in the amount of $696,886.

The employees of the Parent assigned to the Company are covered under benefit plans sponsored by FGI. All the compensation and benefit related expenses are allocated to the Company by the Parent.

The Company has entered into a sales agreement with Farmers Life to act as distributors for the sale of variable annuity and variable life insurance contracts issued by Farmers Life.

4. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2011, the Company had net capital of $4,708,603 which was $4,458,603 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) of such Rule) under the Securities Exchange Act of 1934 as a broker or dealer who carries no customer accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

As the Company does not have aggregate debit balances arising from customers' transactions, the Company's minimum net capital requirement is $250,000.

5. Subsequent Event

In preparing the financial statements, management has evaluated transactions and events for potential recognition or disclosures from December 31, 2011 through February 27, 2012. Management has determined that there are no material transactions or events that would require recognition or disclosure in the financial statements through this date.